April 27, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Jackson National Life Insurance Company
Jackson National Separate Account – I (L Series)
File Nos. 333-119656 and 811-08664

Dear Commissioners:

This filing is Post-Effective Amendment No. 254 under the Investment Company Act of 1940 and Post-Effective Amendment No. 25 under the Securities Act of 1933, and is being made under paragraph (b)(1)(vii) of rule 485 as a replicate filing.  Its purposes are to reflect the comments of the staff on the amendment to the registration statement filed on November 18, 2010, under paragraph (a) of rule 485 (Accession No. 0000927730-10-000186); to reflect the comments of the staff on the template filing (File Nos. 333-70472 and 811-08664; Accession No. 0000927730-11-000010), template relief requested by letter dated February 7, 2011), and to make non-material changes that we deem appropriate.  We propose that it becomes effective on April 29, 2011, as indicated on the facing sheet of the amendment.

If you have any questions, please call me at (517) 367-3872.

Yours truly,

/s/ FRANK J. JULIAN

Frank J. Julian
Associate General Counsel